Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our condensed consolidated interim financial statements for the six month period ended June 30, 2023 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2022, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on April 7, 2023. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of June 30, 2023.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

General

We are involved in the initiation, development, construction and production of renewable and clean energy facilities. We own seven photovoltaic (“PV”) plants that are operating and connected to their respective national grids as follows: (i) five PV plants in Spain with an aggregate installed capacity of approximately 35.9 MWp, (ii) 51% of Talasol Solar S.L.U, or Talasol, which owns a PV plant with an installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad Energy Ltd., or Dorad, which owns an approximate 850MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL, that are constructing PV plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy, (iii) Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing PV projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in the Lazio Region, Italy that have reached “ready to build” status, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter, or Nm3, per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant In the Manara Cliff, Israel, or the Manara PSP and (vi) Fairfield Solar Project, LLC, Malakoff Solar I LLC, Malakoff Solar II, LLC, that are developing photovoltaic projects with installed capacity of 13 MW, 6.5 MW and 6.5 MW, respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status. We also initiate and develop additional PV projects in Italy, US, Spain and Israel.

The following table includes information concerning our revenues per facility:

Name	Installed/ production Capacity[1]	Location	Type of Plant	Connection to Grid	Fixed Tariff	Revenue in the six months ended June 30, 2022 (in thousands)[2]	Revenue in the six months ended June 30, 2023 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed panels	July 2010	N/A	€601	€441
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€442	€308
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€716	€509
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed panels	June 2011	N/A	€322	€205
“Talmei Yosef”	9,400 kWp	Talmei Yosef, Israel	PV – Fixed panels	November 2013	1.0185[3] (NIS/kWh)	€556[4]	€459[4]
“Talasol”	300,000 kWp	Talaván, Cáceres, Spain	PV – Fixed panels	December 2020	N/A	€20,402	€12,666
“Ellomay Solar”	28,000 kWp	Talaván, Cáceres, Spain	PV – Fixed panels	June 2022	N/A	€327	€2,080
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	Biogas	November 2017	N/A	€1,354	€2,366
“Goren Gas Oude-Tonge”	3.8 million Nm3 per year	Oude-Tonge, the Netherlands	Biogas	June 2018	N/A	€1,417	€2,624
“Groen Gas Gelderland”	7.5 million Nm3 per year[6]	Gelderland, the Netherlands	Biogas	April 2017	N/A	€3,059	€3,800

1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.  These results are not indicative of future results due to various factors, including changes in the regulation and the climate and the degradation of the solar panels.

3. The initial tariff of NIS 0.9631/kWh was fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff was NIS 1.0185/kWh in 2022 and increased to NIS 1.0722/kWh in 2023.

4. As a result of the accounting treatment of the Talmei Yosef project as a financial asset, out of total proceeds from the sale of electricity of approximately €2 million for the six months ended June 30, 2023 compared to approximately €2.2 million for the six month period ended June 30, 2022, only revenues related to the ongoing operation of the plant in the amount of approximately €0.5 million for each of the six month periods ended June 30, 2023 compared to approximately €0.6 million for the six months ended June 30, 2022, are recognized as revenues.

5. The Talasol PV Plant is 51% owned by us.

6. This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv 6688121, Israel.

Operating Results

Segments

Our reportable segments, which form our strategic business units, are as follows: (i) PV power plants presented per plant or per geographical areas (Italy, Spain, Ellomay Solar, Talasol and Israel), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (“Biogas”) in the Netherlands, and (iv) pumped storage hydro power plant in Manara, Israel. For more information see note 9 of our condensed consolidated interim financial statements as at June 30, 2023.

Results of Operations

Six Months Ended June 30, 2023 Compared with Six Months Ended June 30, 2022

Revenues

Revenues were approximately €25.5 million for the six months ended June 30, 2023, compared to approximately €29.2 million for the six months ended June 30, 2022. This decrease mainly results from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from the Company’s facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. The Company subsequently implemented a solution aimed at minimizing the impact of future similar curtailments. The decrease in revenues was partially offset by an increase in revenues from the Company’s Biogas plants in the Netherlands, resulting mainly from increased production and an increase in the 2023 gas price, and from the connection to the grid of Ellomay Solar (a 28 MW photovoltaic plant in Spain) during June 2022, upon which the Company commenced recognition of revenues.

Revenues by Segments

	Six months ended June 30,		June 30, 2023 vs. June 30, 2022 Change
(Euro in thousands)	2023	2022	€	%
Spanish PV segment	1,463	2,081	(618)	(30)%
Ellomay Solar PV segment	2,080	327	1,753	536%
Talasol PV segment	12,666	20,402	(7,736)	(38)%
Israeli PV segment	459	556	(97)	(17)%
Netherlands Biogas segment	8,790	5,830	2,960	51%
Dorad segment	30,305	26,756	3,549	13%

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €1.5 million for the six months ended June 30, 2023, compared to approximately €2.1 million for the six months ended June 30, 2022. The decrease mainly resulted from the decrease in electricity prices in Spain.

Ellomay Solar PV Segment.  Revenues from our Ellomay Solar PV segment were approximately €2.1 million for the six months ended June 30, 2023, compared to approximately €0.3 for the six months ended June 30, 2022. The Ellomay Solar PV Plant was connected to the Spanish national grid on June 11, 2022 and therefore no revenues were generated or recognized prior to such date.

Talasol PV Segment.  Revenues from our Talasol PV segment were approximately €12.7 million for the six months ended June 30, 2023, compared to approximately €20.4 for the six months ended June 30, 2022. The decrease mainly resulted from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from the Company’s facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million.

Israeli PV Segment.  Revenues from our Israeli PV segment were approximately €0.5 million for the six months ended June 30, 2023, compared to approximately €0.6 million for the six months ended June 30, 2022. The segment revenues for our PV Plant located in Israel are presented under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment under the fixed asset model were approximately €2 million for the six months ended June 30, 2023, compared to approximately €2.2 million for the six month period ended June 30, 2022. The decrease in revenues is due to the translation from NIS to euro resulting from the strengthening of the euro against the NIS.

Netherlands Biogas Segment. Revenues from our Netherlands Biogas segment were approximately €8.8 million for the six months ended June 30, 2023, compared to approximately €5.8 million for the six months ended June 30, 2022. The increase in revenues is mainly due to increased production and an increase in the 2023 gas price.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into Euro and not under the equity method (equity accounted investee) as applied in our financial statements. Our share in the revenues of Dorad was approximately €30.3 million (approximately NIS 117.6 million) for the six months ended June 30, 2023, compared to approximately €26.8 million (approximately NIS 95.7 million) for the six months ended June 30, 2022. The increase in Dorad’s revenues is mainly due to higher quantities produced and a higher electricity tariff in Israel.

Operating Expenses and Depreciation Expenses

Operating expenses were approximately €12 million for the six months ended June 30, 2023, compared to approximately €13.1 million for the six months ended June 30, 2022. The decrease in operating expenses mainly results from a decrease in payments under the Spanish RDL 17/2022, caused by a reduction in the electricity market price. RDL 17/2022 established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. As a result of the decrease in the electricity market price in Spain during the first half of 2023, the payments under RDL 17/2022 were lower during this period compared to the same period last year. This decrease in operating expenses was partially offset by increased operating expenses in connection with the Company’s biogas operations in the Netherlands caused by the use of higher quality raw materials due to lower availability of cheaper raw materials, and from the connection to the grid of Ellomay Solar during June 2022, upon which the Company commenced recognition of expenses. Depreciation expenses were approximately €8.1 million for the six months ended June 30, 2023, compared to approximately €8 million for the six months ended June 30, 2022.

Operating Expenses by Segments

	Six months ended June 30,		June 30, 2023 vs. June 30, 2022 Change
(Euro in thousands)	2023	2022	€	%
Spanish PV segment	264	100	164	164%
Ellomay Solar PV segment	882	191	691	362%
Talasol PV segment	3,125	7,088	(3,963)	(56)%
Israeli PV segment	183	214	(31)	(14)%
Netherlands Biogas segment	7,574	5,539	2,035	37%
Dorad segment	22,588	20,769	1,819	9%

Spanish PV Segment. Operating expenses in connection with our Spanish PV segment were approximately €0.3 million for the six months ended June 30, 2023, compared to approximately €0.1 million for the six months ended June 30, 2022. The increase mainly resulted from insurance reimbursement received in 2022.

Ellomay Solar PV Segment.  Operating expenses in connection with our Ellomay Solar PV segment were approximately €0.9 million for the six months ended June 30, 2023, compared to approximately €0.2 for the six months ended June 30, 2022. The Ellomay Solar PV Plant was connected to the Spanish national grid on June 11, 2022 and therefore no operating expenses were recognized prior to such date.

Talasol PV Segment.  Operating expenses in connection with our Talasol PV segment were approximately €3.1 million for the six months ended June 30, 2023, compared to approximately €7.1 million for the six months ended June 30, 2022. The decrease resulted mainly reduced payments under Spanish RDL 17/2021 due to the lower electricity price.

Israeli PV Segment. Operating expenses in connection with our Israeli PV segment were approximately €0.2 million for each of the six month periods ended June 30, 2023 and 2022.

Netherlands Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €7.6 million for the six months ended June 30, 2023, compared to approximately €5.5 million for the six months ended June 30, 2022. The increase is mainly attributable to the use of higher quality raw materials due to lower availability of cheaper raw materials.

Dorad Segment. The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Operating expenses in connection with our Dorad segment were approximately €22.6 million (approximately NIS 87.7 million) for the six months ended June 30, 2023, compared to approximately €20.8 million (approximately NIS 74.3 million) for the six months ended June 30, 2022. The increase in Dorad’s operating expenses is mainly due to an increase in gas consumption and increased tariff.

Project Development Costs

Project development costs were approximately €2.2 million for the six months ended June 30, 2023, compared to approximately €1.6 million for the six months ended June 30, 2022. The increase in project development costs is mainly due to the increase in development activities in connection with photovoltaic projects in Israel and USA.

General and Administrative Expenses

General and administrative expenses were approximately €2.9 million for the six months ended June 30, 2023, compared to approximately €3.3 million for the six months ended June 30, 2022. The decrease in general and administrative expenses is mostly due to a decrease in D&O liability insurance costs and bonuses paid to employees in 2022.

Share of Profit / Loss of Equity Accounted Investee

Our share of profit of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million for the six months ended June 30, 2023, compared to a loss of approximately €0.6 million in the six months ended June 30, 2022. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad due to higher quantities produced and a higher electricity tariff in Israel, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

Financing Income (Expenses), Net

	For the six months ended June 30
	2023	2022
	€ in thousands
Interest income and consumer price index in Israel in connection to concession project	792	1,689
Interest income	1,359	122
Gain from exchange rate differences, net	6,870	2,628
Change in fair value of derivatives, net	(476)	338
Debentures interest and related expenses	(1,840)	(1,343)
Consumer price index in Israel for loan	(364)	(551)
Interest and commissions related to projects finance	(3,280)	(3,206)
Amortization of capitalized expenses related to projects finance	(138)	(132)
Interest on minority shareholder loan	(933)	(892)
Bank charges and other commissions	(227)	(656)
Interest on lease liability	(207)	(178)
Total financing income (expenses), net	1,556	(2,181)

Financing income, net was approximately €1.6 million for the six months ended June 30, 2023, compared to financing expenses, net of approximately €2.2 million for the six months ended June 30, 2022.

Taxes on Income / Tax Benefit

Tax benefit was approximately €1.2 million for the six months ended June 30, 2023, compared to taxes on income of approximately €1.1 million for the six months ended June 30, 2022. The change is mainly due to deferred tax recognized for carry forward losses.

Profit / Loss

Profit was approximately €4.6 million for the six months ended June 30, 2023, compared to a loss of approximately €0.6 million for the six months ended June 30, 2022.

Total Other Comprehensive Income / Loss

Total other comprehensive income was approximately €31.1 million for the six months ended June 30, 2023, compared to total other comprehensive loss of approximately €34.8 million for the six months ended June 30, 2022. The change mainly resulted from changes in fair value of cash flow hedges, including a material increase in the fair value of the financial power swap, or the Talasol PPA, which covers approximately 80% of the output of the Talasol PV Plant compared to the same period last year. The Talasol PPA experienced a high volatility due to the significant changes in electricity prices in Europe that included a substantial increase in prices during 2021 and 2022 and a substantial decrease in prices during 2023. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into the Company’s financial statements and total equity.

Total Comprehensive Income / Loss

Total comprehensive income was approximately €35.7 million for the six months ended June 30, 2023, compared to total comprehensive loss of approximately €35.4 million for the six months ended June 30, 2022.

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Spanish PV plants, in the Biogas plants and in the Talasol PV plant are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV plant and in Manara PSP are denominated in NIS. Our debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV plant and the Manara PSP is denominated in NIS and the financing we and Talasol have obtained in connection with our Spanish PV Plants is denominated in euro and, other than the Talasol financing, bears interest that is based on EURIBOR rate. We therefore are affected by changes in the prevailing euro/NIS exchange rates. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or devaluation) of the NIS against the Euro.

	Year ended December 31,		Six months ended June 30,
	2022	2021	2023	2022
Appreciation (Devaluation) of the euro against the NIS	6.6%	(10.8)%	7.1%	3.3%

The representative NIS/euro exchange rate was NIS 4.019 for one euro on June 30, 2023 and NIS 3.6364 for one euro on June 30, 2022. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2023 and 2022 were NIS 3.881 and NIS 3.577 for one euro, respectively. The exchange rate as of September 1, 2023 was NIS 4.117 for one euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Facilities

Our PV Plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis in Europe and specifically in Spain, the Netherlands and Italy, or financial distress of the Israel Electric Corporation or the Israeli electricity system manager could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing plants or to revise the incentive regimes that currently govern the sale of electricity in Spain, the Netherlands, Israel and Italy.

For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Liquidity and Capital Resources

General

We entered into various project finance agreements in connection with the financing of our Spanish PV Plants, including the Talasol PV plant, the Talmei Yosef PV plant, the Netherlands biogas plants and the Manara PSP. In July 2019, October 2020, February 2021 and October 2021 we issued the Series C Debentures, in February 2021 we issued the Series D Convertible Debentures and in February 2023 we issued the Series E Secured Debentures. We will require additional funds in order to advance the projects that are currently under development or that will be developed in the future. For more information concerning our financing activities, see “Item 5.B. Liquidity and Capital Resources” of our Annual Report.

As of June 30, 2023, our working capital was approximately €12.9 million. In our opinion our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2023, we held approximately €73.9 million in cash and cash equivalents, approximately €1 million in short-term deposits, approximately €0.8 million in short-term restricted cash and approximately €19 million in long-term restricted cash and deposits, compared with approximately €46.5 million in cash and cash equivalents, approximately €2.8 million in marketable securities, approximately €0.9 million in short-term restricted cash and approximately €20.2 million in long-term restricted cash and deposits we held at December 31, 2022. The change in cash and cash equivalents is mainly due to the issuance of our Series E Secured Debentures in February 2023, partially offset by project development expenses and repayments made on account of our other Debentures.

From 2017 through September 1, 2023, we made capital expenditures in an aggregate amount of approximately €11.9 million in connection with the acquisition of the Talmei Yosef PV Plant. The aggregate capital expenditures in connection with the Manara PSP through September 1, 2023 were approximately €137 million. From 2017 through September 1, 2023, capital expenditures incurred by the project companies in connection with the Waste-to-Energy projects in the Netherlands was approximately €37 million. From 2017 through September 1, 2023, we made aggregate capital expenditures of approximately €257 million in connection with our operating Spanish PV Plants. Our aggregate capital expenditures in connection with PV Plants under development and construction in Europe, USA and Israel, including amounts recorded in project development costs, was approximately €32.5 million.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2023	2022
	(euro in thousands)
Net cash provided by operating activities	5,271	8,017
Net cash used in investing activities	(25,840)	(3,249)
Net cash provided by financing activities	51,459	17,082
Exchange differences on balances of cash and cash equivalents	(3,478)	(3,128)
Increase in cash and cash equivalents	27,412	18,722
Cash and cash equivalents at beginning of period	46,458	41,229
Cash and cash equivalents at end of period	73,870	59,951

Operating activities

In the six months ended June 30, 2023, we had a profit of approximately €4.6 million. Net cash provided by operating activities was approximately €5.3 million.

In the six months ended June 30, 2022, we had a loss of approximately €0.6 million. Net cash provided by operating activities was approximately €8 million. The net cash provided by operating activities for the six months ended June 30, 2022 included a nonrecurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant in the amount of approximately €3.2 million.

Investing activities

Net cash used in investing activities was approximately €25.8 million in the six months ended June 30, 2023, primarily due to investments in the PV projects under development in Italy and USA and the Manara PSP.

Net cash used in investing activities was approximately €3.2 million in the six months ended June 30, 2022, primarily due to investments in the Ellomay Solar PV Plant and the Manara PSP, partially offset by proceeds from short term deposits.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2023 was approximately €51.5 million, resulting mainly from proceeds from the issuance of our Series E Secured Debentures in February 2023 and a third withdrawal under the Manara PSP, partially offset by repayments made on account of our Debentures and repayments of loans.

Net cash provided by financing activities in the six months ended June 30, 2022 was approximately €17.1 million, resulting mainly from proceeds from long term loans from banks and others, including the refinancing of Talasol’s debt, offset by the repayment of the previous financing of the Talasol PV Plant and repayments made on account of our other Debentures.

As of June 30, 2023, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our outstanding Debentures.

As of June 30, 2023, our total current assets amounted to approximately €93.5 million, of which approximately €73.9 million was in cash and cash equivalents, compared with total current liabilities of approximately €80.6 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2022, our total current assets amounted to approximately €78.5 million, of which approximately €60 million was in cash and cash equivalents, compared with total current liabilities of approximately €103.9 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our condensed consolidated interim financial statements (unaudited), which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report, in note 2 of our consolidated annual financial statements and in note 2 of our condensed consolidated interim financial statements as at June 30, 2023, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands Biogas Projects are denominated in euros and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our Italian PV Plants and the Netherlands Biogas Projects is denominated in euros and the financing we have in connection with our Italian PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

For more information concerning hedging transactions, see note 7 of our condensed consolidated interim financial statements as at June 30, 2023.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.